Energy Telecom, Inc.
3501-B N. Ponce de Leon Blvd., #393
St. Augustine, Florida 32084

September 13, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:      Celeste M. Murphy, Legal Branch Chief
Division of Corporation Finance
John J. Harrington, Esq.

Kathryn Jacobson
Sharon Virga

Re:           Energy Telecom, Inc.
Amended Registration Statement on Form S-1/A
File No. 333-167380
Amended Registration Statement filed August 24, 2010

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated September 10, 2010 (the "Comment Letter") relating to the amended Registration Statement on Form S-1/A (the "Registration Statement") of Energy Telecom, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Current Operating Trends and Financial Highlights, page 12

Revenue, page 13

1.	Please disclose your unconditional purchase obligations with respect to 1,000 sets of eyewear which you are required to pay even if you are unable to sell them. Refer to ASC Topic 440-10-50-4.

Response

After reviewing the accounting literature pursuant to ASC Topic 440-10-50-4 (“Topic 4”), we do not believe it is applicable, and therefore, we have not revised our registration statement.  Topic 4 requires disclosure of an unconditional purchase obligation that meets the criteria of ASC Topic 440-10-50-2 (“Topic 2”).  However, our purchase order with respect to the 1,000 sets of eyewear (the “PO”) does not meet the requirements of Topic 2.

Topic 2 sets forth three criteria for an unconditional purchase obligation.  All three criteria must be met in order for the PO to be classified as an unconditional purchase obligation.  The first criterion is “It is noncancelable, or cancelable only in [limited] circumstances.”  We agree that the PO meets the first criteria of Topic 2.

Securities and Exchange Commission
September 13, 2010

The second criterion requires that, “It was negotiated as part of arranging financing for the facilities that will provide the contracted goods or services or for costs related to those goods or services (for example, carrying costs for contracted goods).”  The PO fails to meet this criterion. The PO was not negotiated as part of arranging financing with Samsin USA.  Furthermore, to our knowledge, Samsin USA did not, nor did it need to, arrange for financing to cover the costs related to the PO.  The PO is for a total of approximately $46,000.  Samsin USA is a private company, so we are not privy to their financial condition, however, based on conversations with Samin USA, we do not believe that we are a significant customer of Samin USA or that Samsin USA would have any problems with pre-paying the costs related to the goods necessary to fulfill the PO.  Furthermore, as we have previously disclosed, Samsin USA and Samin Innotec are under common control by a single individual, and was set up as separate entities, rather than as a parent/subsidiary for legal reasons.  Samsin Innotec has been in business since 1972, employs over 800 employees and is a large market participant in the telecommunication industry.  As a result, the PO was not negotiated as part of any arranged financing and we do not believe that any such arranged financing was required by Samsin USA.  Furthermore, Topic 2 expressly states, “A purchaser is not required to investigate whether a supplier used an unconditional purchase obligation to help secure financing, if the purchaser would otherwise be unaware of that fact.”  For all of these reasons, we believe that the PO does not meet the second criterion of Topic 2.

The third criterion requires that, “It has a remaining term in excess of one year.”  The PO does not have any stated term at all, thus failing the final criteria.  The PO may be fulfilled and completed as early as tomorrow or at any time.  As a result, the PO also fails the third criterion.

In conclusion, as the PO fails to meet all three criteria of Topic 2 for an unconditional purchase obligation, such PO does not need to be disclosed pursuant to Topic 4.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ THOMAS RICKARDS
Thomas Rickards
Chief Executive Officer

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